[redacted]

12014175

UNI

SECURITIES AND

Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.M. Dillon & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Beneke 203-569-6824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY [redacted] (Zip Code)

SECURITIES AND [redacted]
RE[redacted]ED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Michiel C. McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.M. Dillon & Co. LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA L. GRIFFIN
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 10/31/2014

Signature

Chairman & CEO

Title

Anita L. Griffin

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.M. Dillon & Co. LLC

262 Harbor Drive
Stamford, CT 06902

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

****

M.M. Dillon & Co. LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	110,145
Deposit with clearing organization		30,000
Receivables from non-customers, less allowance for doubtful accounts of $416,667		1,355,841
Total assets	**$**	**1,495,986**
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other payables	$	10,145
Total liabilities		10,145
Member's equity		1,485,841
Total liabilities and member's equity	**$**	**1,495,986**

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

M.M. Dillon & Co. LLC, (the "Company") operates as a limited liability company under the laws of the State of Delaware. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides investment banking advisory, public underwriting, and private placement financing services. The Company's parent, M.M. Dillon & Co. Group LLC is a Stamford, Connecticut, based investment banking firm which provides a wide array of investment banking services to middle market institutional clients.

The Company has a securities clearing agreement with Sterne Agee Clearing, Inc., a division of Sterne, Agee & Leach, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue Recognition
Revenue from investment advisor services is recognized when the services are rendered and related expenses are recorded when incurred. Commission income and expense from certain real estate transactions are recorded on the trade date. Fees are recorded when earned and related expenses are recorded when incurred.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to Federal and State income taxes. The Company's member is liable for the Company's income and losses.

Generally, the Company's tax returns are subject to examination by Federal and State authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations, and it will continue to evaluate for uncertain tax positions in the future.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $100,000 or 1/15 aggregate indebtedness.

At December 31, 2011, the Company had net capital, as defined, of $130,000, which exceeded the required minimum net capital of $100,000 by $30,000. Aggregate indebtedness at December 31, 2011, totaled $10,145. The ratio of aggregate indebtedness to net capital was .08 to 1.

5. Expense Allocation

Through an agreement with the Parent, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses in the amount of $27,000.

6. Subsequent Events

The Company has evaluated subsequent events through February 29, 2012, the date the financial statement was available for issuance.

7. Accounts Receivable

In August 2010, the Company entered into a contract for management and advisory services in connection with a merger of two entities unrelated to the Company. Minimum contractual fees for the provision of such services amounted to $500,000, and were recorded by the Company as an account receivable.

7. Accounts Receivable (continued)

In March 2011, the Company entered into a second agreement with the merged entity to introduce investors to the newly merged entity, whereby the Company would receive compensation amounting to 6% of the aggregate gross proceeds on any capital provided or committed on the date of closing. Management believes that these two agreements are separate and distinct and that payment of the $500,000 from the first contract is not contingent upon the results of the second contract.

Subsequently, the merged entity, in accordance with its interpretation of the contracts contested payment of the receivable. Accounting principles generally accepted in the United States of America requires that an account receivable be analyzed for valuation and collectibility. Management has not recorded a valuation allowance against the receivable, as it believes that it is fully collectible.

****

The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
M.M. Dillon & Co. LLC

We have audited the accompanying statement of financial condition of M.M. Dillon & Co. LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the Ambre Energy Ltd. receivable because information supporting its valuation and collectibility was unavailable. We were unable to satisfy ourselves about the valuation and collectibility of the Ambre Energy Ltd. receivable by means of other auditing procedures.

As more fully described in Note 7 to the financial statement, the Company has not provided an allowance for an uncollectible receivable. In our opinion, accounting principles generally accepted in the United States of America require that receivables be analyzed for collectibility and an allowance be recorded when needed.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about the valuation and collectibility of the Ambre Energy Ltd. receivable, and as discussed in the preceding paragraph, the financial statement referred to in the first paragraph presents fairly, in all material respects, the financial position of M.M. Dillon & Co. LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, N.Y.
February 29, 2012